Exhibit 99.2

Hafnia Limited Announces Financial Results For The Three and Twelve Months Ended 31 December 2025

Singapore, 26 February 2026

Hafnia Limited (“Hafnia”, the “Company” or “we”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”), a leading product tanker company with a diversified and modern fleet of over 120 vessels, today announced results for the three and twelve months ended 31 December 2025.

The full report can be found in the Investor Relations section of Hafnia’s website:
https://investor.hafniabw.com/financials/quarterly-results/default.aspx

Highlights and Recent Activity

Fourth Quarter 2025

■	Recorded net profit of USD 109.7 million or USD 0.22 per share[1] compared to USD 79.6 million or USD 0.16 per share in Q4 2024.

■	Fee-based businesses generated earnings of USD 6.9 million compared to USD 6.9 million in Q4 2024.

■	Time Charter Equivalent (TCE)[3] earnings were USD 259.0 million compared to USD 233.6 million in Q4 2024, resulting in an average TCE[3] of USD 27,346 per day.

■	Adjusted EBITDA[3] of USD 149.7 million compared to USD 131.2 million in Q4 2024.

■	76% of total earning days of the fleet were covered for Q1 2026 at USD 29,979 per day as of 11 February 2026.

■	Net asset value (NAV)[4] was approximately USD 3.5 billion, or approximately USD 7.04 per share (NOK 70.79), at quarter end.

■	Hafnia will distribute a total of USD 87.7 million, or USD 0. 1762 per share, in dividends, corresponding to a payout ratio of 80%.

Full Year 2025

■	Recorded net profit of USD 339.7 million or USD 0. 68 per share[1] as compared to USD 774.0 million or USD 1.52 per share in full year 2024.

■	Fee-based businesses generated earnings of USD 29.8 million[2] compared to USD 35.2 million in full year 2024.

■	Time Charter Equivalent (TCE)[3] earnings were USD 955.9 million compared to USD 1,391.3 million for full year 2024, resulting in an average TCE[3] of USD 25,206 per day.

■	Adjusted EBITDA[3] of USD 559.5 million compared to USD 992.3 million in full year 2024.

1 Based on weighted average number of shares as at 31 December 2025.
2 Excluding a one-off item amounting to USD 1.3 million in YTD 2025. From mid-May 2025, the Group transferred its bunker procurement business to its joint venture, Seascale Energy, which is equity accounted.
3 See Non-IFRS Measures Section below.
4 NAV is calculated using the fair value of Hafnia’s owned vessels (including joint venture vessels).

Mikael Skov, CEO of Hafnia, commented:

While 2025 began on a softer footing, market conditions strengthened steadily through the second half of the year. The product tanker market remained seasonally firm in the fourth quarter, allowing the year to close on a strong note. This improvement was underpinned by continued growth in clean petroleum product exports, increased crude oil production prompting a meaningful shift of LR2 vessels into dirty trading, and the sustained impact of geopolitical developments, particularly in Russia and the Red Sea, which continue to exert significant influence on the product tanker market.

With this, I am pleased to announce that we delivered our strongest quarterly result of 2025. In Q4, we recorded a net profit of USD 109.7 million, which included USD 9.5 million from gains on vessel sales, while our fee-based business generated USD 6.9 million. This brings our full-year net profit to USD 339.7 million, marking another year of strong performance.

As per earlier quarters of 2025, our Q4 results reflect the impact of several vessels undergoing scheduled drydocking, resulting in approximately 550 off-hire days. This was around 120 days higher than expected, mainly due to unscheduled repairs for three vessels. We expect drydocking activity to continue into the upcoming quarters of 2026, but anticipate off-hire days to taper off slightly, to around 180 in Q1 2026.

At the end of the fourth quarter, our net asset value (NAV1) stood at approximately USD 3.5 billion, equivalent to USD 7.04 (~NOK 70.79) per share. Our net Loan-to-Value (LTV) ratio increased from 20.5% in the third quarter to 24.9%, primarily reflecting our investment in TORM, whose market value is included in the calculation. This was partly offset by higher vessel market valuations and strong operational cash flow generation.

In line with our ongoing fleet renewal strategy, we continue to divest older tonnage. In January 2026, we completed the sale of the 2013-built MR vessels, the Hafnia Libra and the Hafnia Phoenix, and took delivery of the Ecomar Gironde, the fourth and final dual-fuel IMO II MR tanker under our Ecomar joint venture with Socatra of France. Over the first quarter, we have further sold four LR1 vessels, two MR vessels and four Handy vessels to external parties, which are pending delivery to the buyers.

I am pleased to announce a 80% payout ratio for the fourth quarter. We will distribute a total of USD 87.7 million in dividends, or USD 0.1762 per share. This brings our total dividends for 2025 results to USD 0.5457 per share which, based on our share price at the end of 2025, represents a dividend yield of approximately 10%.

On 22 December 2025, Hafnia completed its acquisition of 13.97% of TORM shares from Oaktree. We acquired the shares with a belief that consolidation with TORM represents a compelling long-term value creation opportunity for both companies and their respective shareholders through enhanced scale, meaningful operational synergies, and improved capital markets positioning. While we are convinced of the rationale for consolidation, we cannot predict the timing or outcome, and will remain patient and disciplined in our approach to ensure that any steps we take are aligned with our commitment to create value for Hafnia’s shareholders.

Looking ahead to 2026, we entered the year at seasonally strong rate levels, although we anticipate a gradual easing as newbuild deliveries enter the market. A continued firm crude market is, however, expected to partially mitigate the impact of additional supply. Demand fundamentals remain sound, while political uncertainty continues to represent a key variable, such as potential changes to sanctions regimes, including those affecting Venezuela, Iran, and Russia, which could materially affect trade flows and influence the overall market outlook. Accordingly, shifts in trade policy, evolving oil transportation patterns, and ongoing geopolitical tensions are likely to remain the principal swing factors shaping market conditions for the year ahead.

As of 11 February 2026, 76% of our Q1 earning days are covered at an average of USD 29,979 per day, and 33% of the earning days for 2026 are covered at USD 27,972 per day.

We remain encouraged by the strength of the market and believe that 2026 is set to deliver another year of robust earnings.

1 NAV is calculated using the fair value of Hafnia’s owned vessels (including joint venture vessels).

Fleet1

At the end of the quarter, Hafnia’s fleet consisted of 114 owned vessels2 and 9 chartered-in vessels. The Group’s total fleet includes 10 LR2s, 32 LR1s (including two bareboat-chartered in and two time-chartered in), 57 MRs of which 12 are IMO II (including seven time-chartered in), and 24 Handy vessels of which 18 are IMO II (including one bareboat-chartered in).

The average estimated broker value of the owned fleet1 was USD 3,897 million, of which USD 3,472 million relates to Hafnia’s 100% owned fleet, and USD 425 million relates to Hafnia’s 50% share in the joint venture fleet.

Including Hafnia’s 50% share in the joint venture fleet, the LR2 vessels had a broker value of USD 570 million2, the LR1 fleet had a broker value of USD 980 million3, the MR fleet had a broker value of USD 1,584 million4 and the Handy vessels had a broker value of USD 763 million5. The unencumbered vessels had a broker value of USD 730 million. The chartered-in fleet had a right-of-use asset book value of USD 38.4 million with a corresponding lease liability of USD 37.8 million.

1 Vessels under construction that are not delivered as at the financial reporting date are not included in the fleet count.
2 Including bareboat chartered in vessels; six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture and three IMO II MRs owned through 50% ownership in the Ecomar Joint Venture; and two MRs classified as held for sale.
3 Including USD 297 million relating to Hafnia’s 50% share of six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture
4Including USD 128 million relating to Hafnia’s 50% share of two MRs owned through 50% ownership in the H&A Shipping Joint Venture and three IMO II MRs owned through 50% ownership in the Ecomar Joint Venture; and IMO II MR vessels; and two MRs classified as held for sale.
5 Including IMO II Handy vessels

Market Review & Outlook

Market Fundamentals
The product tanker market began 2025 on a softer footing, but strengthened as the year progressed, supported by rising export volumes, increased crude production, and a notable shift of LR2 vessels shifting into dirty trading. In Europe, draws on diesel inventories further boosted tonne‑mile demand as stocks were replenished with cargoes from the East.

In early 2026, both dirty and clean product volumes on the water have increased. Dirty volumes have been driven largely by sanctioned barrels awaiting buyers, while clean volumes reflect strong export flows from the US Gulf, the Middle East, and China. Global oil demand remains resilient and is expected to grow further in 2026.

Geopolitical Developments
Despite some progress regarding US-China port fees, geopolitical tensions in Iran, Venezuela, and Russia continue to influence trade flows. Any material changes, particularly relating to Venezuelan exports, could provide additional support for Aframax and LR2 demand. We expect sanctions on Russia to remain, thereby limiting the participation of sanctioned tonnage in mainstream trade and therefore continuing to support demand for compliant vessels.

Forward View
The supply backdrop remains broadly supportive. Asset values stabilized through 2025, while deliveries remained elevated and scrapping activity stayed limited. Another year of high newbuild deliveries is expected in 2026, while continued vessel sanctions, an ageing global fleet, and a firm crude market are expected to offset some of the incremental supply.

Despite the significant orderbook, the overall supply outlook is more balanced than headline figures suggest. Scrap potential is increasing as the fleet continues to age, while the dark and sanctioned fleet faces growing regulatory and operational constraints. Should even a portion of this tonnage exit mainstream trading, the effective impact of new deliveries would be materially reduced, supporting a tighter and more constructive supply dynamic.

2026 has begun on a seasonally firm footing. Nevertheless, trade policy developments, evolving oil trade routes, and ongoing geopolitical tensions will continue to shape market conditions. In particular, any shifts in sanctions regimes, especially those related to Iran, Venezuela, and Russia, remain the principal swing factors for market direction.

Key Figures

USD million	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Full year 2025
Income Statement
Operating revenue (Hafnia vessels and TC vessels)	340.3	346.6	366.5	368.4	1,421.8
Profit before tax	64.6	78.0	92.2	107.4	342.2
Profit for the period	63.2	75.3	91.5	109.7	339.7
Financial items	(13.9)	(8.1)	(13.3)	(9.3)	(44.6)
Share of profit from joint ventures	3.0	3.0	4.4	6.8	17.2
TCE income[1]	218.8	231.2	247.0	259.0	955.9
Adjusted EBITDA[1]	125.1	134.2	150.5	149.7	559.5
Balance Sheet
Total assets	3,696.4	3,669.9	3,570.1	3,811.9	3,811.9
Total liabilities	1,418.0	1,369.5	1,239.5	1,482.3	1,482.3
Total equity	2,278.4	2,300.4	2,330.7	2,329.6	2,329.6
Cash at bank and on hand[2]	188.1	194.0	132.5	103.6	103.6
Key financial figures
Return on Equity (RoE) (p.a.)[3]	11.1%	13.2%	15.9%	19.1%	14.8%
Return on Invested Capital (p.a.)[4]	9.6%	10.6%	12.8%	13.4%	11.2%
Equity ratio	61.6%	62.7%	65.3%	61.1%	61.1%
Net loan-to-value (LTV) ratio[5]	24.1%	24.1%	20.5%	24.9%	24.9%

For the 3 months ended 31 December 2025	LR2	LR1	MR6	Handy[7]	Total
Vessels on water at the end of the period[8]	6	26	52	24	108
Total operating days[9]	541	2,323	4,551	2,054	9,469
Total calendar days (excluding TC-in)	552	2,208	4,240	2,208	9,208
TCE (USD per operating day)[1]	33,163	30,986	26,307	24,006	27,346
Spot TCE (USD per operating day)[1]	35,307	31,473	27,305	24,211	27,976
TC-out TCE (USD per operating day)[1]	30,591	27,906	23,549	22,257	24,974
OPEX (USD per calendar day)[10]	8,503	9,171	8,933	8,029	8,748
G&A (USD per operating day)[11]					2,168

1 See Non-IFRS Measures Section below.
2 Excluding cash retained in the commercial pools.
3 Annualised
4 ROIC is calculated using annualised EBIT less tax.
5 Net loan-to-value is calculated as all debt (excluding debt relating to the pools), including finance lease debt, minus cash (excluding cash retained in the commercials pools), divided by broker vessel values (100% owned vessels) and the lower of the market value or purchase price of the Torm investment. The calculation of net loan-to-value does not include debt or values of vessels held through our joint ventures..
6 Inclusive of nine IMO II MR vessels. The two MRs classified as held for sale are excluded from vessels on the balance sheet, while they are included in the data for the 3 months ended 31 December 2025.
7 Inclusive of 18 IMO II Handy vessels.
8 Excluding six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture and three IMO II MRs owned through 50% ownership in the Ecomar Joint Venture.
9 Total operating days include operating days for vessels that are time chartered-in. Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.
10 OPEX includes vessel running costs and technical management fees.
11 G&A includes all expenses and is adjusted for cost incurred in managing external vessels.

Declaration of Dividend

Hafnia will pay a quarterly dividend of USD 0.1762 per share. The record date will be 6 March 2026.

For shares registered in the Euronext VPS Oslo Stock Exchange, dividends will be distributed in NOK with an ex-dividend date of 5 March 2026 and a payment date on, or about, 18 March 2026.

For shares registered in the Depository Trust Company, the ex-dividend date will be 6 March 2026, with a payment date on, or about, 13 March 2026.

Please see our separate announcement for additional details regarding the Company’s dividend.

Webcast and Conference Call

Hafnia will host a conference call for investors and financial analysts at 9:30 pm SGT/2:30 pm CET/8:30 am EST on 26 February 2026.

The investor presentation will be available via live video webcast via the following link: Click here to join Hafnia's Investor Presentation on 26 February 2026 .

Meeting ID: 395 004 465 320 35

Passcode: 9La9JF7h
Download Teams | Join on the web

Dial in by phone: +45  32 72 66 19,,683452461# Denmark, All locations

Find a local number

Phone conference ID: 683 452 461#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page: https://investor.hafnia.com/financials/quarterly-results/default.aspx.

Contacts

Mikael Skov, CEO Hafnia

+65 8533 8900

About Hafnia

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

Non-IFRS Measures

Throughout this press release, we provide a number of key performance indicators used by our management and often used by competitors in our industry.

Adjusted EBITDA

“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortization and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.

We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives.

Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Non-IFRS measures

The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial period, the most comparable IFRS financial measure, for the periods ended 31 December 2025 and 31 December 2024.

	For the 3 months ended 31 December 2025 USD’000	For the 3 months ended 31 December 2024 USD’000	For the 12 months ended 31 December 2025 USD’000	For the 12 months ended 31 December 2024 USD’000
Profit for the financial period	109,654	79,632	339,682	774,035
Income tax (benefit)/expenses	(2,283)	(61)	2,495	4,418
Depreciation charge of property, plant and equipment	49,231	52,404	201,702	214,308
Amortisation charge of intangible assets	108	108	427	803
Gain on disposal of assets	(9,467)	(12,999)	(12,236)	(28,520)
Share of profit of equity-accounted investees, net of tax	(6,846)	(601)	(17,190)	(20,515)
Interest income	(4,666)	(4,578)	(13,496)	(16,317)
Interest expense	12,940	13,645	49,768	52,375
Capitalised financing fees written off	400	–	2,720	2,069
Other finance expense	664	3,619	5,607	9,662
Adjusted EBITDA	149,735	131,169	559,479	992,318

Time charter equivalent (or “TCE”)

TCE (or TCE income) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which the vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including income from Pools, as described above) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions and other voyage expenses).

We present TCE income per operating day1, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.

1 Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.

Reconciliation of Non-IFRS measures

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income per operating day.

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 31 December 2025	For the 3 months ended 31 December 2024	For the 12 months ended 31 December 2025	For the 12 months ended 31 December 2024
Revenue (Hafnia Vessels and TC Vessels)	368,419	352,817	1,421,831	1,935,596
Revenue (External Vessels in Disponent-Owner Pools)	224,543	180,044	860,078	933,051
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(109,454)	(119,257)	(465,957)	(544,317)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(80,154)	(83,995)	(329,566)	(332,802)
Less: Pool distributions for External Vessels in Disponent-Owner Pools	(144,389)	(96,049)	(530,512)	(600,249)
TCE income	258,965	233,560	955,874	1,391,279
Operating days	9,469	10,293	37,922	42,160
TCE income per operating day	27,346	22,692	25,206	33,000

Revenue, voyage expenses and pool distributions in relation to External Vessels in Disponent-Owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 31 December 2025	For the 3 months ended 31 December 2024	For the 12 months ended 31 December 2025	For the 12 months ended 31 December 2024
Revenue (Hafnia Vessels and TC Vessels)	368,419	352,817	1,421,831	1,935,596
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(109,454)	(119,257)	(465,957)	(544,317)
TCE income	258,965	233,560	955,874	1,391,279
Operating days	9,469	10,293	37,922	42,160
TCE income per operating day	27,346	22,692	25,206	33,000

‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.

For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.

Forward-Looking Statements

This press release and any other written or oral statements made by us or on our behalf may include “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning our intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates, which are other than statements of historical facts or present facts and circumstances. These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “contemplate”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “target”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology.

The forward-looking statements in this press release are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot guarantee prospective investors that the intentions, beliefs or current expectations upon which its forward-looking statements are based will occur.

Other important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements due to various factors include, but are not limited to:

●
general economic, political, security, and business conditions, including the development of the ongoing war between Russia and Ukraine and the conflict between Israel and Hamas, disruptions in the Red Sea, sanctions and other measures;

●	general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals;
●	the imposition by the United States, China, EU and other countries of tariffs and other policies and regulations affecting international trade, including fees and import and export restrictions;
●	changes in expected trends in recycling of vessels;
●	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;
●	competition within our industry, including changes in the supply of chemical and product tankers;
●	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;
●	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
●	changes in international treaties, governmental regulations, tax and trade matters and actions taken by regulatory authorities;
●	potential disruption of shipping routes and demand due to accidents, piracy or political events;
●	vessel breakdowns and instances of loss of hire;
●	vessel underperformance and related warranty claims;
●	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;
●	our ability to procure or have access to financing and refinancing;
●	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
●	fluctuations in commodity prices, foreign currency exchange and interest rates;
●	potential conflicts of interest involving our significant shareholders;
●	our ability to pay dividends;
●	technological developments;
●	the occurrence, length and severity of epidemics and pandemics and the impact on the demand for transportation of chemical and petroleum products;
●
the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to environmental, social and governance initiatives, objectives and compliance;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other factors set forth in “Item 3. – Key Information – D. Risk Factors” of Hafnia’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 30 April 2025

Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. These forward-looking statements speak only as at the date on which they are made. Hafnia undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise.